Mr. Vincent Yong Yan
President and Chief Executive Officer
Opta Corporation
1350 Old Bayshore Highway, Suite 740
Burlingame, CA 94010

								April 8, 2005

RE:		Opta Corporation
      Form 10-K for the fiscal year ended June 30, 2004
		Filed February 18, 2005

Dear. Mr. Yan:

	We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.


								Sincerely,


								Larry Spirgel
								Assistant Director
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Mr. David A. R. Evans
Salem Communications Corporation
November 29, 2004
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE